SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2006	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                    .
The attached document entitled “Reconciliation of Canadian Generally Accepted Accounting Principles (“GAAP”) to United States GAAP” filed with this Form 6-K is incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

/s/ Siim A. Vanaselja Siim A. Vanaselja
Chief Financial Officer

Date: November 24, 2006

Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP
We have prepared the interim consolidated financial statements according to Canadian GAAP. The tables below are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.
Reconciliation of Net Earnings

For the period ended September 30	Three months		Nine months
($ million, except share amounts) (unaudited)	2006	2005	2006	2005

Canadian GAAP — Earnings from continuing operations	324	444	1,174	1,444
Adjustments:
Deferred costs (a)	(1)	—	(6)	3
Employee future benefit costs (b)	4	(12)	(6)	(36)
Equity income (c)(e)	—	11	1	34
Gain on sale of CGI Group Inc. (CGI)(c)	(7)	—	52	—
Gains (losses) on investments and derivative instruments (f)	11	—	12	—
Gain on distribution of Bell Aliant Regional Communications Income Fund units (j)	1,557	—	1,557	—

United States GAAP — Earnings from continuing operations	1,888	443	2,784	1,445
Discontinued operations — United States GAAP (e)(i)	(11)	4	64	53

United States GAAP — Net earnings	1,877	447	2,848	1,498
Dividends on preferred shares (d)	(21)	(22)	(61)	(64)

United States GAAP — Net earnings applicable to common shares	1,856	425	2,787	1,434

Other comprehensive earnings items
Change in currency translation adjustment	1	(19)	71	(15)
Change in unrealized gain (loss) on investments and derivative instruments (d)(g)	(9)	5	(24)	(4)
Change in additional minimum pension liability (b)	250	—	250	—

Comprehensive earnings	2,098	411	3,084	1,415

Net earnings per common share — basic
Continuing operations	2.28	0.45	3.10	1.49
Discontinued operations	(0.01)	0.01	0.07	0.06

Net earnings	2.27	0.46	3.17	1.55
Net earnings per common share — diluted
Continuing operations	2.28	0.45	3.10	1.49
Discontinued operations	(0.01)	0.01	0.07	0.06

Net earnings	2.27	0.46	3.17	1.55
Dividends per common share	0.33	0.33	0.99	0.99
Average number of common shares outstanding (millions)	818.8	927.0	878.2	926.6

Statements of Accumulated Other Comprehensive Loss (i)

	September 30	December 31
($ millions) (unaudited)	2006	2005

Currency translation adjustment	(2)	(73)
Unrealized gain on investments and derivative instruments (d)(f)	1	25
Additional minimum liability for pension obligations (b)	(1,055)	(1,279)
Discontinued Operations — Additional minimum liability for pension obligations (b)	—	(26)

Accumulated other comprehensive loss	(1,056)	(1,353)

Reconciliation of Total Shareholders’ Equity (i)

	September 30	December 31
($ millions) (unaudited)	2006	2005

Canadian GAAP	13,071	14,721
Adjustments
Deferred costs (a)	(40)	(35)
Employee future benefits (b)	(1,211)	(1,434)
Goodwill (g)	53	63
Gain on investments and derivative instruments (d)(f)	39	51
Discontinued Operations (b)	2	(28)
Other	9	21

United States GAAP	11,923	13,359

Description of United States GAAP Adjustments
(a) Deferred Costs
Under Canadian GAAP, certain expenses, such as development and pre-operating costs, can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.
(b) Employee Future Benefits
The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.
Canadian GAAP requires companies to recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. United States regulators have interpreted this to be a difference between Canadian and United States GAAP.
Under United States GAAP, an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefit liability. An offsetting intangible asset equal to the unrecognized prior service costs is recorded. Any difference is recorded as a reduction in accumulated other comprehensive income.
On July 7, 2006, following the formation of Bell Aliant, some employees of Bell Canada and employees of Aliant became employed by Bell Aliant. Those employees stopped participating in and accruing benefits in the Bell Canada and Aliant pension plans and started participating and accruing benefits under new Bell Aliant pension plans. As a result, we remeasured the assets and obligations of these pension plans based on current market values and actuarial assumptions as of July 7, 2006. One of these assumptions is the discount rate, which we re-evaluated at 5.6% at July 7, 2006 (from 5.2% at December 31, 2005) to reflect the increase in long-term market interest rates since December 31, 2005.
(c) Equity Income
Under Canadian GAAP, we account for our joint venture investments using the proportionate consolidation method. Under United States GAAP, we account for our joint venture investments using the equity method. There is no impact on net earnings.
On January 12, 2006, CGI bought 100 million of its Class A shares from us and we realized total net proceeds of $849 million. The proceeds were offset by the deconsolidation of CGI’s cash on hand of $81 million. The gain on disposition was $79 million.
On April 6, 2006, we exercised our CGI warrants to acquire Class A shares at a cost of $21 million. In addition, we recorded a loss of $17 million in the second quarter of 2006, which represented a write-down of our remaining investment in CGI, which was available for sale, to fair market value based on its stock price at June 30, 2006.
In the third quarter of 2006, we recorded a loss of $8 million, which represented a write-down of our investment in CGI, as a result of the Bell Canada pension fund’s acquisition of 25 million of our CGI shares.
(d) Accounting for Derivative Instruments and Hedging Activities
Under United States GAAP, all derivatives must be recorded on the balance sheet at fair value. In addition, certain economic hedging strategies, such as using dividend rate swaps to hedge preferred share dividends and hedging SCPs, do not qualify for hedge accounting under United States GAAP. The change in the unrealized gain (loss) on derivative instruments that qualify for hedge accounting is reported in comprehensive earnings. The change in the fair value of derivative instruments that do not qualify for hedge accounting is reported in net earnings.
We elected to settle the dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares in the third quarter of 2003. These dividend rate swaps in effect converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007. As a result of the early settlement, we received total proceeds of $83 million in cash. Since the settlement, all of our derivative contracts qualify for hedge accounting. Under Canadian GAAP, the proceeds are being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. As a result, the amortization of the deferred gain under Canadian GAAP is reversed for purposes of United States GAAP.
(e) Discontinued Operations
Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.
(f) Investments
Our portfolio investments are recorded at cost under Canadian GAAP. Investments acquired principally for the purpose of selling or repurchasing it in the near term would be classified under United States GAAP as held for trading and would be carried at fair value, with any gains or losses included in earnings. Investments not classified as held for trading or held to maturity would be classified as available-for-sale under United States GAAP and would be carried at fair value, with any unrealized gains or losses included in other comprehensive earnings, net of tax.
(g) Goodwill
Under Canadian GAAP and United States GAAP, goodwill created on business acquisitions and the purchase of non-controlling interest of subsidiaries is calculated in a similar manner. Differences in Canadian GAAP and

United States GAAP, however, may cause the underlying carrying value of the net assets acquired or the fair value of the consideration given to be different. This will cause the resulting goodwill to be different.
(h) Accounting for Stock-Based Compensation
We adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002. Under Statement of Financial Accounting Standards (SFAS) No. 123, we are required to make pro forma disclosures of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted.
The table below shows compensation expense for stock options and pro forma net earnings using the Black-Scholes pricing model.

	Three months		Nine months
For the period ended September 30 (unaudited)	2006	2005	2006	2005

Net earnings as reported	1,877	446	2,848	1,498
Compensation cost included in net earnings	1	6	6	17
Total compensation cost	(1)	(6)	(6)	(18)

Pro forma net earnings	1,877	446	2,848	1,497
Pro forma net earnings per common share (basic)	2.27	0.46	3.17	1.09
Pro forma net earnings per common share (diluted)	2.27	0.46	3.17	1.09

(i) Comparative Periods
We made corrections to prior periods related mainly to embedded derivatives and available-for-sale investments. We identified gains on embedded derivatives related to prior years that were previously not included in United States GAAP net earnings. In addition in 2005, we recognized unrealized gains on all available-for-sale investments through other comprehensive income including non-public companies. However, under FAS 115, only securities where the fair market value is readily determinable on a publicly traded exchange are marked to market. As a result of the above, we have decreased other comprehensive income by $90 million for the three months and six months ended June 30, 2005, accumulated other comprehensive loss by $110 million at December 31, 2005 and United States GAAP shareholders’ equity by $84 million at December 31, 2005. These adjustments had no impact on United States GAAP net earnings in 2005 and 2006.
We have restated financial information for the previous periods to reflect the sale of most of BCE’s investment in Bell Globemedia Inc. (Bell Globemedia). Bell Globemedia is shown as discontinued operations and our remaining investment is accounted for using the cost method.
(j) Bell Aliant
On March 7, 2006, BCE Inc. and Aliant Inc. (Aliant) announced their intention to form a new regional telecommunications service provider in the form of an income trust. On July 7, 2006 the Plan of Arrangement forming Bell Aliant was completed. Bell Aliant combines Bell Canada’s former regional wireline operations in rural Ontario and Quebec with Aliant’s former wireline operations and includes Bell Canada’s former 63.4% interest in NorthernTel Limited Partnership (NorthernTel) and Télébec Limited Partnership (Télébec), the operating partnerships of the Bell Nordiq Income Fund, held through Bell Nordiq Group Inc. (Bell Nordiq), an indirect wholly-owned subsidiary of Bell Canada.
BCE’s ownership of Bell Aliant has been reduced to 44.7% through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,561 million for Canadian GAAP as the transaction is deemed to have occurred at carrying value. For US GAAP purposes, this distribution of trust units is deemed to have occurred at fair market value. As such, the increase in contributed surplus, adjusted for previously existing US and

Canadian GAAP differences, has been recorded as a gain on distribution of trust units in earnings from continuing operations for US GAAP purposes in the third quarter of 2006.